1- 14932

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of July 2002

UPM-KYMMENE CORPORATION
(Translation of registrant's name into English)

Eteläesplanadi 2
FIN-00130 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

UPM-KYMMENE CORPORATION Stock Exchange Release 31 July, 2002 at 11:00 a.m.

THE CAPITAL GROUP COMPANIES, INC. FUNDS' HOLDING OF UPM-KYMMENE VOTING RIGHTS 9.85 PER CENT

According to Finnish Securities Market Act, Chapter 2, Section 9, UPM-Kymmene reports the following:

On 24 July, 2002, the holdings by the mutual funds of the Capital Group Companies, Inc. of the paid up share capital of UPM-Kymmene was as follows:

Capital Research and Management Company, shares	17,437,612
Capital Guardian Trust Company	13,635,079
Capital International, Inc.	584,495
Capital International Ltd.	342,866
Capital International, S.A.	148,041
Total	34,148,093

This holding amounts to 12.37 per cent of UPM-Kymmene's paid up share capital.

On 24 July, 2002, the voting rights of the Capital Group Companies, Inc. were as follows:

Capital Research and Management Company, shares	13,487,012
Capital Guardian Trust Company	11,250,137
Capital International, Inc.	545,095
Capital International Ltd.	271,038
Capital International, S.A.	60,384
Total	25,613,666

The total amount of voting rights managed by the Capital Group Companies, Inc. represented 9.85 per cent of the voting rights in UPM-Kymmene.

UPM-Kymmene Corporation

Markku Franssila
Senior Vice President, Corporate Communications

DISTRIBUTION
Helsinki Stock Exchange
New York Stock Exchange
Main media

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 31, 2002

UPM-KYMMENE CORPORATION

By: ______________________

Name: Markku Franssila
Title: Vice President, Corporate Communications

By: ______________________

Name: Olavi Kauppila
Title: Vice President, Investor Relations